UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

or

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-3619

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PHARMACIA SAVINGS PLAN FOR EMPLOYEES RESIDENT IN PUERTO RICO

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

PFIZER INC. 235 EAST 42ND STREET NEW YORK, NEW YORK 10017

PHARMACIA SAVINGS PLAN
FOR EMPLOYEES RESIDENT IN PUERTO RICO
INDEX

Page
FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm	3
Statements of Net Assets Available for Plan Benefits as of December 31, 2008 and 2007	4
Statements of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 2008 and period April 1, 2007 (inception) through December 31, 2007	5
Notes to Financial Statements	6

SCHEDULES
I Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2008	15
II Schedule H, line 4j - Schedule of Reportable Transactions for the year ended December 31, 2008	16
Signature	17

EXHIBITS
Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm	18

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Savings Plan Committee
Pharmacia Savings Plan for Employees Resident in Puerto Rico:

We have audited the accompanying statements of net assets available for plan benefits of the Pharmacia Savings Plan for Employees Resident in Puerto Rico (the “Plan”) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for plan benefits for the year ended December 31, 2008 and period April 1, 2007 (inception) through December 31, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for plan benefits for the year ended December 31, 2008 and period April 1, 2007 (inception) through December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2008 and Schedule H, Line 4j - Schedule of Reportable Transactions for the Year Ended December 31, 2008 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA). These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/  KPMG  LLP

Memphis, Tennessee
June 25, 2009

PHARMACIA SAVINGS PLAN
FOR EMPLOYEES RESIDENT IN PUERTO RICO
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	December 31,
(in thousands of dollars)	2008	2007

Assets:
Investments, at fair value:
Pfizer Inc. common stock	$3,956	$4,651
Pfizer Inc. preferred stock	4,591	9,161
Common/collective trust funds	18,862	14,789
Mutual funds	3,613	9,141
Total investments, at fair value	31,022	37,742

Loans to participants	2,310	3,298

Receivables:
Company contributions	--	31
Participant contributions	--	50
Dividends and interest	--	6
Total receivables	--	87

Total assets	33,332	41,127

Liabilities:
Payable for securities purchased	--	(46)
Total liabilities	--	(46)

Net assets available for plan benefits, at fair value	33,332	41,081

Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	141	(62)

Net assets available for plan benefits	$33,473	$41,019

See Notes to Financial Statements which are an integral part of these financial statements.

PHARMACIA SAVINGS PLAN
FOR EMPLOYEES RESIDENT IN PUERTO RICO
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

(in thousands of dollars)	Year ended December 31, 2008	Period April 1, 2007 (inception) through December 31, 2007

Additions/(reductions):
Additions/(reductions) to net assets attributed to:
Investment income/(loss):
Net depreciation in investments	$(7,381)	$(566)
Interest income	587	469
Pfizer Inc. common stock dividends	271	173
Pfizer Inc. preferred stock dividends	339	326
Dividend income from other investments	116	78
Total investment income/(loss)	(6,068)	480
Interest income on loans to participants	221	205
Less: Investment management fees	(87)	--
	(5,934)	685

Transfers into Plan	--	40,742

Contributions:
Participant	2,250	1,944
Company	1,296	1,144
	3,546	3,088

Total additions/(reductions), net	(2,388)	44,515

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	(5,158)	(3,496)
Total deductions	(5,158)	(3,496)

Net (decrease)/increase	(7,546)	41,019

Net assets available for plan benefits:
Beginning of year	41,019	--
End of year	$33,473	$41,019

See Notes to Financial Statements which are an integral part of these financial statements.

PHARMACIA SAVINGS PLAN
FOR EMPLOYEES RESIDENT IN PUERTO RICO
Notes to Financial Statements
December 31, 2008

1.    Description of the Plan

The Pharmacia Savings Plan for Employees Resident in Puerto Rico (Plan) became effective on April 1, 2007, and is available to certain eligible employees and former employees of Pfizer Pharmaceuticals LLC who legally reside in Puerto Rico.  Participants in the Plan were formerly part of the Pharmacia Savings Plan, a defined contribution retirement savings plan sponsored by Pfizer Inc.   The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, (ERISA) and the Puerto Rico Internal Revenue Code of 1994, as amended (Puerto Rico Code).

Effective April 1, 2007, a Puerto Rico-based trust, the Pharmacia Savings Plan for Residents of Puerto Rico, was also created to hold the assets of the Plan.  Banco Popular de Puerto Rico is the trustee.  The Northern Trust Company (Northern Trust) is custodian of the Plan’s assets.  Effective April 1, 2007, the assets and liabilities of the affected employees in the Pharmacia Savings Plan and trust were transferred to the new plan and trust.  Pfizer Pharmaceuticals LLC (the Company or Plan Sponsor), a subsidiary of Pfizer Inc., is the sponsor of the Plan.

Under the Puerto Rico Code, any qualified plan involving pre-tax contributions of cash or deferred arrangements must comply with one of two nondiscrimination tests.  For the periods ended December 31, 2008 and 2007, the Plan complied with both tests.

The following is a general description of certain provisions of the Plan. Participants should refer to the Plan document for more complete information.

Plan Administration
The Savings Plan Committee of Pfizer Inc. monitors and reports on the selection and termination of the trustee, custodian, and investment managers and on the investment activity and performance of the Plan.

Administrative Costs
Except for investment management fees and redemption fees associated with certain investment fund options, all costs and expenses of administering the Plan are paid and absorbed by the Plan Sponsor and Participating Employers (collectively, the Company).

Contributions
Participants may elect to contribute from 1% to 10% on a before-tax basis and/or 1% to 10% on an after-tax basis, in whole percentages, of their Regular Earnings, as defined in the Plan document; provided, however, that a participant’s total after-tax and before-tax contributions may not exceed 15% of the participant’s Regular Earnings.  Before-tax contributions are subject to certain restrictions under the Puerto Rico Code.  Contributions of up to 5% of compensation are matched 100% by the Company. Participants are immediately 100% vested in the Company matching contributions.   Participants’ contributions in excess of 5% are not matched.  Participants who are eligible employees are permitted to roll over into the Plan eligible distributions from other plans that are qualified under Section 1165(a) of the Puerto Rico Code.

Participant Accounts
Each participant's account is credited with the participant's contributions, allocations of the Company's contribution, Plan earnings and administrative expenses. Allocations are based on participant earnings or account balances, as defined. Participants are immediately vested in the full value of their account (i.e., participant's and Company's contributions).

Investment Options
Nonparticipant-Directed Funds --

Pfizer Common Stock (ESOP) Fund	--	This fund invests Company matching contributions in the common stock of Pfizer Inc.

Pfizer Preferred Stock Fund	--
This fund holds investments in the preferred stock of Pfizer Inc. which were allocated to participants before the spin-off of Puerto Rico participants from the Pharmacia Savings Plan. Dividends paid to the participants’ Pfizer Preferred Stock Fund accounts are substituted for an allocation in Pfizer Inc. common stock.

Participants may diversify all or a portion of their Company matching contributions into any of the available investment funds at any time after the contributions have been made to their account.

Participant-Directed Funds -- Each participant in the Plan elects to have his or her contributions invested in any one or combination of the following investment funds:

a)	Fidelity Growth Company Fund
b)	Pfizer Common Stock Fund
c)	T. Rowe Price Stable Value Fund
d)	T. Rowe Price Small Cap Fund
e)	Dodge & Cox Stock Fund(1)
f)	Dodge & Cox International Stock Fund(2)
g)	Barclays Global Investors Lifepath Retirement Fund
h)	Barclays Global Investors Lifepath 2010 Fund
i)	Barclays Global Investors Lifepath 2020 Fund
j)	Barclays Global Investors Lifepath 2030 Fund
k)	Barclays Global Investors Lifepath 2040 Fund
l)	Barclays Global Investors US TIPS Fund
m)	Barclays Global Investors Core Bond Fund
n)	Northern Trust S&P 500 Equity Index Fund*(3)
o)	Fidelity Mid Cap Stock Fund
p)	Capital Guardian International Fund
q)	Northern Trust Russell 2000 Small Cap Index Fund*
r)	Any combination of the above, provided that a minimum of 5% and a multiple of 1% is directed to each fund selected.

      *Northern Trust sponsored fund
       (1) Replaced the Neuberger & Berman Guardian Equity Fund effective June 1, 2008.
           (2) Replaced the Templeton Funds Inc Foreign Fund effective June 1, 2008.
       (3) Replaced the Barclays Global Investors Equity Index Fund effective June 1, 2008.

Participants may elect to transfer or allocate their participant contribution balances and earnings thereon to any of the above funds.

The trustee of the Plan, Banco Popular de Puerto Rico, and the custodian, Northern Trust Company, also manage investments in their sponsored funds and, therefore, each is deemed to be a party-in-interest and a related party.

Eligibility
All employees of the Company who are employed within the Commonwealth of Puerto Rico, except certain employees who are either covered by a collective bargaining agreement and have not negotiated to participate in the Plan or are employed by a unit not designated for participation in the Plan, are eligible to enroll in the Plan on their date of hire.

Loans to Participants
The Plan has a loan provision which allows participants to borrow from their account balance a minimum of five hundred dollars or three thousand dollars for a primary residence loan up to a maximum equal to the lesser of 50% of their vested account balance or fifty thousand dollars (reduced by the highest outstanding loan balance within the previous twelve months). Certain Company matching contributions and earnings thereon are not available for loans.  Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence.  The loans are secured by the balance in the participant's account and bear interest at a rate that is equal to the prime rate, as defined, at the beginning of the quarter in which the loan originates, plus 1%. Interest rates on outstanding loans ranged from 5% to 10% at December 31, 2008 and 5% to 10.5% at December 31, 2007. Interest paid is credited to the account of the participant. Repayments may not necessarily be made to the same fund from which amounts were borrowed. Repayments are credited to the applicable funds based on the participant's investment elections at the time of repayment.

In the event of termination, participants will have 90 days to repay the loan before the loan is considered taxable to the participant.

Benefit Payments
Benefits are paid either in cash or a combination of cash and common stock. Common stock is issued only with respect to the participant's accounts in the Pfizer Common Stock Fund, the Pfizer Common Stock (ESOP) Fund and the Pfizer Preferred Stock Fund. Upon retirement or death, the full value of the participant's accounts is paid in either a lump sum or in installments.

In-Service Withdrawals
Participants in the Plan may make in-service or hardship withdrawals from their account balances subject to the provisions of the Plan.

Plan Termination
The Plan Sponsor and Pfizer Inc. (Parent) expect to continue the Plan indefinitely, but reserve the right to amend, suspend or discontinue it in whole or in part at any time by action of the Plan Sponsor’s Managers or the Board of Directors of the Parent or the authorized designee(s) of either of them. In the event of termination of the Plan, each participant shall be entitled to the full value of his or her account balance as though she had retired as of the date of such termination. No part of the invested assets established pursuant to the Plan will at any time revert to the Company except as otherwise permitted under ERISA.

2.    Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan have been prepared on the accrual basis of accounting.  Benefit payments are recorded when paid. For treatment of benefits payable, refer to Note 9.

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  As required, the accompanying statement of net assets available for plan benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The statements of changes in net assets available for plan benefits are prepared on a contract value basis.

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amount of increase or decrease to net assets during the reporting period, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation
Pfizer Inc. common stock is valued at the closing market price on the last business day of the year. Common/collective trust funds, except for the investment in the T. Rowe Price Stable Value Fund, are stated at redemption value as determined by the trustees of such funds based upon the underlying securities stated at fair value. The T. Rowe Price Stable Value Fund represents a common/collective trust fund with an underlying investment in guaranteed investment contracts (GICs). These GICs are reported at fair value by the insurance companies and underlying banks with an appropriate adjustment to report such contracts at contract value because these investments are fully benefit responsive. Mutual funds are recorded at fair value based on the closing market prices obtained from national exchanges of the underlying investments of the respective fund as of the last business day of the year. Investments in money market instruments are generally short-term and are valued at cost, which approximates market.

Pfizer Inc. preferred stock provides dividends at the annual rate of 6.25% and is convertible at the holder’s option into 2.57487 shares of Pfizer Inc. common stock.  It may also be redeemed by Pfizer Inc. at a per share equivalent stated value of $40.30.  Pfizer Inc. preferred stock is valued using the higher of the per-share equivalent stated value of $40.30 or the quoted market price of Pfizer Inc. common stock multiplied by 2.57486 on the last business day of the Plan year (preferred stock share balances maintained by the Plan's trustee and recordkeeper are on a basis equal to a multiple of 1,000 of the share balance and one-thousandth of the $40,300 stated value). Pfizer Inc. preferred stock was valued at $45.60 at December 31, 2008 and $58.53 at December 31, 2007 based on the closing Pfizer Inc. common stock prices of $17.71 on December 31, 2008 and $22.73 on December 31, 2007.

See Note 8 for additional information regarding the fair value of the Plan’s investments.

Loans to Participants
Loans to participants, which are subject to various interest rates, are recorded at amortized cost which approximates fair value.

Risks and Uncertainties
Investment securities, including Pfizer Inc. common and preferred stock, are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is possible that changes in their fair values could occur in the near term and such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits.

Investment Transactions
Purchases and sales of securities are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned.

Net Appreciation/(Depreciation) in Investments
The Plan presents in the statements of changes in net assets available for plan benefits the net appreciation/(depreciation) in the value of its investments which consists of the realized gains and losses and the unrealized gains and losses on those investments, and the change in contract value of the common/collective trust funds holding investments in GICs.  Realized gains and losses on sales of investments represent the difference between the net proceeds and the cost of the investments (average cost if less than the entire investment is sold).  Unrealized gains and losses on investments represent the difference between the cost of the investments and their fair value at the end of the year.  Additionally, it reflects the reversal of the unrealized gains and losses as of the end of the prior year.

Adoption of New Accounting Standards
As of January 1, 2008, the Plan adopted on a prospective basis certain required provisions of FASB Financial Accounting Standard No. 157, Fair Value Measurements (SFAS 157), as amended. Those provisions relate to financial assets and liabilities carried at fair value and fair value disclosures related to financial assets and liabilities.  SFAS 157, as amended, defines fair value, expands related disclosure requirements and specifies a hierarchy of valuation techniques based on the nature of the inputs used to develop the fair value measures.  The adoption of SFAS 157 did not have a material impact on the Plan’s net assets available for plan benefits.  (See Note 8: Fair Value Measurements).

3.    Tax Status of the Plan

The Puerto Rico Department of Treasury has determined and informed the Plan Sponsor by letter dated May 27, 2008 that the Plan and related trust are designed in accordance with the applicable sections of the Puerto Rico Code.  Accordingly, no provision has been made for Puerto Rico income taxes in the accompanying financial statements.

Contributions made to the Plan by the Company, including pre-tax contributions made on the participants’ behalf and any appreciation on all funds in the participants’ accounts, are not taxable to the participants under current Puerto Rico income tax law while these amounts remain the Plan and the Plan maintains its qualified status.

4.    Investments

The following investments represent 5% or more of the Plan's net assets available for plan benefits.

	December 31,
(in thousands of dollars)	2008	2007

T. Rowe Price Stable Value Fund, at contract value	$15,181	$10,440
Pfizer Inc. preferred stock*	4,591	9,161
Pfizer Inc. common stock**	3,956	4,651
Barclays Global Investors Equity Index Fund	191	4,043
Fidelity Growth Company Fund	1,498	2,688
Neuberger & Berman Guardian Equity Fund	--	2,559
Templeton Funds Inc Foreign Fund	--	2,189

*     Includes 100,671 and 156,524 nonparticipant-directed shares at December 31, 2008 and 2007, respectively.
**  Includes 131,486 nonparticipant-directed shares and 91,436 participant-directed shares at December 31, 2008 and 102,207 nonparticipant-directed shares and 102,432 participant-directed shares at December 31, 2007.

5.    Net Appreciation/(Depreciation) in Investments

The Plan's investments (including gains and losses on investments sold, as well as held during the year) appreciated/(depreciated) in value as follows:

(in thousands of dollars)	Year ended December 31, 2008	April 1, 2007 (inception) through December 31, 2007

Mutual funds	$(2,751)	$788
Pfizer Inc. common stock	(1,171)	(557)
Pfizer Inc. preferred stock	(1,820)	(1,020)
Common/collective trust funds	(1,639)	223
	$(7,381)	$(566)

 6.    Investment Contracts with Insurance Companies

The T. Rowe Price Stable Value Fund consists primarily of fully benefit-responsive GICs.  The contract value of the GICs represents contributions made under the contract and related earnings offset by participant withdrawals.

7.    Nonparticipant-Directed Investments

Information about the net assets and significant components of the changes in net assets relating to the non-participant directed investments is as follows:

	December 31,
(in thousands of dollars)	2008	2007

Assets:
Investments, at fair value:
Common/collective trust funds	$119	$99
Pfizer Inc. common stock	2,329	2,323
Pfizer Inc. preferred stock	4,591	9,161
Total investments	7,039	11,583

Receivables:
Company contributions	--	31
Total receivables	--	31
Total assets	7,039	11,614

Liabilities:
Payable for securities purchased	--	(11)
Total liabilities	--	(11)

Net assets available for plan benefits	$7,039	$11,603

(in thousands of dollars)	Year ended December 31, 2008	April 1, 2007 (inception) through December 31, 2007

Change in net assets:
Investment income/(loss):
Net depreciation in investments	$(2,357)	$(1,277)
Interest and dividend income	495	398
Total investment loss	(1,862)	(879)

Contributions and other:
Company contributions	1,296	1,147
Benefits paid to participants	(879)	(903)
Loan transaction transfers, net	(9)	(36)
Transfers to participant-directed investments, net	(3,110)	(1,181)
Transfers into Plan	--	13,455
	(2,702)	12,482

Net increase /(decrease)	(4,564)	11,603
Net assets available for plan benefits:
Beginning of period	11,603	--
End of period	$7,039	$11,603

8.     Fair Value Measurements

The following table sets forth by level, within the SFAS 157 fair value hierarchy, the Plan’s investments at fair value as of December 31, 2008.

(in thousands)	Investments at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Mutual funds	$3,613	$--	$--	$3,613
Pfizer Inc. common stock	3,956	--	--	3,956
Pfizer Inc. preferred stock	--	4,591	--	4,591
Common/collective trust funds	--	18,862	--	18,862

Total investments at fair value	$7,569	$23,453	$--	$31,022

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  There are three levels of inputs to fair value measurements - Level 1 meaning the use of quoted prices for identical instruments in active markets; Level 2 meaning the use of quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active or are directly or indirectly observable; Level 3 meaning the use of unobservable inputs.

See Note 2: Investment Valuation for information regarding the methods used to determine the fair value of the Plan’s investments.  These methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

9.     Reconciliation of Financial Statements to Form 5500

Amounts allocated to withdrawing participants are recorded as benefits paid on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.  Deemed distributions, representing withdrawing participants with outstanding loan balances for which no post-default payment activity has occurred, are not reported on Form 5500 in net assets available for plan benefits.  Also, investments in the T. Rowe Price Stable Value Fund are reported on Form 5500 at fair value, whereas the net assets available for plan benefits in the financial statements report such investments at contract value.

The following is a reconciliation of net assets available for plan benefits according to the financial statements to the Plan's Form 5500 filed for 2007 and expected to be filed for 2008.

	December 31,
(in thousands of dollars)	2008	2007

Net assets available for plan benefits per the financial statements	$33,473	$41,019
Adjustment of T. Rowe Price Stable Value Fund from contract value to fair value	(141)	62
Amounts allocated to withdrawing participants	--	(7)
Deemed distributions	(55)	(92)
Net assets available for plan benefits per Form 5500	$33,277	$40,982

The following is a reconciliation of benefits paid to participants according to the financial statements to Form 5500:

(in thousands of dollars)	Year ended December 31, 2008	April 1, 2007 (inception) through December 31, 2007

Benefits paid to participants per the financial statements	$5,158	$3,496
Amounts allocated to withdrawing participants and deemed distributions at beginning of year	(99)	--
Amounts allocated to withdrawing participants and deemed distributions at end of year	55	99
Benefits paid to participants per Form 5500	$5,114	$3,595

The following is a reconciliation of net depreciation in investments per the financial statements to the Form 5500:

(in thousands of dollars)	Year ended December 31, 2008	April 1, 2007 (inception) through December 31, 2007

Net depreciation in investments per the financial statements	$(7,381)	$(566)
Adjustment of T. Rowe Price Stable Value Fund from
contract value to fair value at end of period	(141)	62
Adjustment of T. Rowe Price Stable Value Fund from
contract value to fair value at beginning of period	(62)	--
Net depreciation in investments per the Form 5500	$(7,584)	$(504)

Schedule I

PHARMACIA SAVINGS PLAN
FOR EMPLOYEES RESIDENT IN PUERTO RICO
SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2008
(in thousands of dollars)

	Interest Rate	Maturity Date	Number of Shares or Units	Cost	Fair Value

Corporate Stock – Preferred:
*Pfizer Inc.			100,671	$ 4,058	$ 4,591

Corporate Stock – Common: * Pfizer Inc.			222,922	4,504	3,956

Common/collective trust funds:
T. Rowe Price Stable Value Common Trust Fund			15,180,538	15,181	15,040
The Northern Trust Company*, Russell 2000 Equity Index Fund			359	216	216
The Northern Trust Company*, S&P 500 Equity Index Fund			761	2,711	1,924
Barclays Global Investors Lifepath Retirement Fund			3,065	29	28
Barclays Global Investors Lifepath 2010 Fund			2,718	29	24
Barclays Global Investors Lifepath 2020 Fund			4,883	48	40
Barclays Global Investors Lifepath 2030 Fund			106,186	1,137	796
Barclays Global Investors Lifepath 2040 Fund			418	3	3
Capital Guardian International Fund			9,679	79	57
Barclays Global Investors US TIPS Fund			39,227	402	379
Barclays Global Investors Equity Index Fund T			7,838	182	191
*NTGI Collective Short-Term Investment Fund			164,512	164	164
Total common/collective trust funds				20,181	18,862

Registered Investment Companies:
Fidelity Growth Company Fund			30,585	2,202	1,498
Dodge & Cox International Stock Fund			35,727	1,421	782
Dodge & Cox Stock Fund			16,159	1,219	1,202
T. Rowe Price Small Cap Fund			2,907	79	57
Mid Cap Stock Fund			4,757	122	74
Total Registered Investment Companies				5,043	3,613

Loans to Participants (784 loans)	5.0% to 10.0%	January 2009 to April 2017			2,310

Total					$ 33,332

* Party-in-interest as defined by ERISA.

See accompanying report of independent registered public accounting firm.

Schedule II

PHARMACIA SAVINGS PLAN
FOR EMPLOYEES RESIDENT IN PUERTO RICO
SCHEDULE H, 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
Year Ended December 31, 2008
(in thousands of dollars)

(a) Identity of party involved	(b) Description of asset	(c) Purchase price	(d) Selling price	(g) Cost of asset	(h) Current value of asset on transaction date	(i) Net gain/ (loss)

Pfizer Inc.*	Common stock; 164 purchases	$23,286	$--	$23,286	$23,286	$--
Pfizer Inc.*	Common stock; 222 sales	$--	$23,156	$24,172	$23,156	$(1,016)
Pfizer Inc.*	Preferred stock; 161 sales	$--	$2,783	$2,274	$2,783	$509
T. Rowe Price Stable Value Common Trust Fund	Units of participation; 158 purchases	$28,743	$--	$28,743	$28,743	$--
T. Rowe Price Stable Value Common Trust Fund	Units of participation; 108 sales	$--	$23,227	$23,227	$23,227	$--
Templeton Funds Inc Foreign Fund Class A	Units of participation; 41 purchases	$1,323	$--	$1,323	$1,323	$--
Templeton Funds Inc Foreign Fund Class A	Units of participation; 51 sales	$--	$3,313	$3,805	$3,313	$(492)

*Party-in-interest as defined by ERISA

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Savings Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

PHARMACIA SAVINGS PLAN FOR EMPLOYEES RESIDENT IN PUERTO RICO

By: /s/ Richard A. Passov

Richard A. Passov Chair, Savings Plan Committee

Date:  June 25, 2009